Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

03 AUG 18 AM 7:21

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

03029337

Lima, August 15th, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of June 30st, 2003, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL



03 AUG 18 AM 7:21

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de junio del 2003. Sin perjuicio de la responsabilidad que compete al emisor. Los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Administración
y Control de Gestión
Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Víctor Astete P.
Gerente División de Contraloría
Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría



Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL SEGUNDO TRIMESTRE DEL AÑO 2003

(Lima, Perú, 14 de agosto del 2003).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros consolidados del segundo trimestre del 2003. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas del primer semestre del 2003 ascendieron a S/. 400.1 millones, en comparación con S/. 391.7 del mismo período del año anterior, un incremento de 2.1%.

El resultado al 30-06-03 arrojó una utilidad neta de S/. 11.2 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 6.5 millones, un incremento de 73.5%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al segundo trimestre del 2003 y 2002. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se muestra en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

El 1° de abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A. (una empresa constituida en la República de Bolivia). Para facilitar las explicaciones de las variaciones en las cuentas del balance general y en las del estado de ganancias y pérdidas, los estados financieros de Matreq Ferreyros han sido excluidos de los estados financieros consolidados al 30-06-03 y 30-06-02.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del segundo trimestre del 2003 ascendieron a S/. 226.9 millones, en comparación con S/.191.3 millones del segundo trimestre del 2002, un incremento de 18.6%. En conjunto, las ventas de productos principales (máquinas Caterpillar, motores Caterpillar, equipos

Ferreyros s.a.a.

agrícolas y automotriz) y de alquiler de equipos fueron superiores a las del segundo trimestre del 2002 en 41%. Este incremento se explica, principalmente, por mayores ventas de equipos Caterpillar a la gran minería (en el segundo trimestre del 2003 dichas ventas ascendieron a S/. 36.9 millones, en comparación de S/. 6.3 millones del mismo período del año anterior). Las ventas de repuestos y servicios efectuadas en el segundo trimestre del 2003 fueron similares a las del segundo trimestre del 2002.

UTILIDAD BRUTA.- La utilidad bruta del segundo trimestre del 2003 ascendió a S/. 52.7 millones (23.2 % de las ventas netas), en comparación con la obtenida en el mismo período del año anterior que fue de S/. 47.0 millones (23.9% de las ventas netas). En términos absolutos, la utilidad bruta del segundo trimestre del 2003 es superior en 15.4% que la obtenida en el mismo período del año anterior. En términos relativos, la utilidad bruta del segundo trimestre del 2003 es inferior a la del mismo período del año anterior (23.2% vs 23.9%), debido a la incidencia de las importantes ventas de equipos Caterpillar efectuadas a la gran minería. Estas ventas, por ser generalmente de gran volumen, tienen márgenes brutos menores que los de las ventas efectuadas a otros sectores económicos.

OTROS INGRESOS DE OPERACIÓN.- En el segundo trimestre del 2002 se registró en este rubro ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el segundo trimestre del 2003, no se registraron ingresos por este concepto.

GASTOS DE VENTAS Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el segundo trimestre del 2003 a S/. 34.4 millones en comparación con S/. 33.7 millones del mismo período del año anterior, un incremento de 2.1%, que se explica, principalmente, por un aumento de los gastos variables como consecuencia de las mayores ventas efectuadas en el período en comparación con las del segundo trimestre del año anterior.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo e intereses moratorios de cuentas por cobrar a clientes. Los ingresos financieros del segundo trimestre del 2003 ascendieron a S/. 4.1 millones en comparación con S/. 6.9 millones del mismo período del año anterior, una reducción de 41.3 %, como consecuencia de una disminución de las ventas de productos principales financiadas por la Compañía. Al respecto, cabe señalar que, a partir del presente ejercicio, la Compañía ha endurecido los requisitos para el otorgamiento de crédito a los clientes, a fin de mantener un bajo índice de morosidad en su cartera de cuentas por cobrar.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.8 millones en el segundo trimestre del 2003 en comparación con S/.10.6 millones del mismo período del año anterior, una disminución de 26.8%, debido a: i) una disminución de los pasivos por S/. 135.0 millones (el pasivo promedio en el




Ferreyros s.a.a.

segundo trimestre del 2003 fue de S/. 481.6 millones, en comparación con S/. 616.6 millones del mismo período del año anterior), y ii) una disminución de las tasas de interés tanto en el mercado financiero local como internacional.

OTROS INGRESOS (EGRESOS).- En el segundo trimestre del 2003, en este rubro se registró un ingreso neto de S/. 2.6 millones en comparación con un ingreso neto de S/. 0.5 millones del mismo período del año anterior, una diferencia de S/. 4.2 millones. En el segundo trimestre del 2003, se registraron en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 3.6 por resoluciones de contratos, ii) un egreso de S/.0.2 millones por condonación de deudas a clientes y un egreso neto de S/. 0.8 por otros conceptos. Por otra parte, en el segundo trimestre del año 2002, se registraron en este rubro, básicamente, las siguientes transacciones: i) un ingreso de S/. 0.2 millones por alquiler de locales, y ii) un ingreso neto de S/. 0.3 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, en el caso de la Compañía, esta pérdida no es real ya que los precios de venta de los bienes que comercializa son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el segundo trimestre del 2003, el REI dio una pérdida de S/. 0.1 millones en comparación con el REI del mismo período del año anterior que arrojó una pérdida de S/. 4 millones. La pérdida por REI del segundo trimestre del año 2003 se explica por una inflación negativa de 0.7%, que ocasionó una disminución del valor de los activos no monetarios. En dicho período no se registro ni utilidad ni pérdida en cambio, debido a que no hubo fluctuación significativa en el tipo de cambio. La pérdida por REI del segundo trimestre del año 2002 se explica, principalmente, por una devaluación de 1.89%, que generó una pérdida en cambio que no pudo ser compensada con la utilidad obtenida en la actualización de los activos no monetarios, debido a que la inflación fue de solamente 0.66%.

GASTOS EXTRAORDINARIOS.- El importe de S/. 5.6 millones registrado en el segundo trimestre del 2003 incluye una provisión para desvalorización de mercadería con más de un año de antigüedad, asi como de mercadería recuperada como consecuencia de resoluciones de contratos de compra venta. En este último caso, la provisión para desvalorización esta constituida por la diferencia entre el costo del equipo registrado en el momento de la venta y su valor de mercado determinado en el momento de la resolución del contrato de compra venta.

Ferreyros s.a.a.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer semestre del 2003 y 2002 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del segundo trimestre del 2003 ascendió a S/. 5.3 millones en comparación con S/. 3.5 millones del mismo período del año anterior, un incremento de 50%, debido a una mayor utilidad bruta, menores gastos financieros, menor pérdida por REI y a mayores ingresos diversos, lo cual permitió compensar la disminución de los ingresos financieros y los mayores gastos de venta, administración y extraordinarios, así como aumentar la utilidad neta en un importe de S/. 1.8 millones, en relación con el resultado del mismo período del año anterior.

ANALISIS DEL BALANCE GENERAL

Al 30-06-03 el total de pasivos ascendió a S/. 467.6 millones en comparación con S/. 494.3 millones al 31-03-03, una disminución de S/. 26.7 millones. Por otra parte, el total de activos al 30-06-03 ascendió a S/. 722.4 millones en comparación con S/. 746.0 al 31-03-03, una disminución neta de S/. 23.6 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Disminución del saldo de caja bancos por S/.10 millones, debido a pagos efectuados en el período a instituciones financieras y proveedores.

b) Aumento de Cuentas por Cobrar Comerciales, a corto y largo plazo, por S/. 15.8 millones, debido a: i) un incremento de S/.10.0 millones por transferencia del rubro Cuentas por Cobrar no Comerciales de una devolución de documentos entregados como garantía colateral de una titulización de cuentas por cobrar (ver punto c); ii) un incremento de S/. 9.3 millones por mayores ventas del período; y iii) una disminución de S/. 3.5 millones por aumento de la provisión de cobranza dudosa.

c) Disminución de Cuentas por Cobrar no Comerciales por S/. 6.3 millones, que se explica por: i) una disminución de S/. 10.0 millones por transferencia al rubro Cuentas por Cobrar Comerciales de una recuperación de documentos entregados como garantía colateral de una titulización de cuentas por cobrar; y ii) aumento de S/. 3.7 millones por otros conceptos.

d) Disminución de Inventarios por S/.4.4 millones, debido a lo siguiente: i) disminución de S/.5.8 millones por ventas efectuadas en el período; ii) disminución de S/.4.0 millones por transferencia de equipos a la Flota de Alquiler (activo fijo); y iii) otros aumentos netos por S/.5.4 millones.

e) Disminución de Inversiones en Valores por S/. 19.4 millones, como consecuencia de las siguientes operaciones: i) disminución de S/.19.8 millones, debido a la venta de las acciones de Matreq Ferreyros S.A.; y

Ferreyros S.A.A.

ii) aumento de S/. 0.4 millones por aumento en la inversión en un patrimonio fideicometido.

f) Incremento neto del Activo Fijo por S/. 15.8 millones, que se explica por lo siguiente: i) aumento de S/. 15.2 millones debido a adquisiciones de equipos de alquiler por renovación de la flota antigua; ii) aumento de S/. 4.0 millones por transferencias de equipos del rubro Inventario a la Flota de Alquiler; iii) aumento en la depreciación acumulada de S/. 4.5; y iiii) otros aumentos netos por S/. 1.1 millones.

g) Disminución de otros activos no corrientes por S/. 15.9 millones, debido a: i) disminución de S/.17.1 millones por retiro del good-will relacionado con la inversión en Matreq Ferreyros, debido a la venta de las acciones de dicha Compañía; y ii) un aumento de S/. 1.2 por otros conceptos.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-06-03 es de 1.51, mayor que el ratio corriente de 1.33 al 31-03-03.

El ratio de apalancamiento financiero al 30-06-03 es de 1.74, en comparación con 1.86 al 31-03-03 y 1.96 al 31-12-02. La importante mejora de este ratio ha sido posible gracias a las medidas que se implementaron a inicios del año 2002, para disminuir sustancialmente el nivel de los pasivos de la Compañía.

La conformación de las obligaciones de la Compañía al 30 de junio de 2003 se muestra en el anexo 4.

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A. Y SUBSDIARIAS

Estado de Ganancias y Pérdidas (sin incluir Matreq Ferreyros)
(En miles de soles constantes)

	2T 03	%	1T 03	%	2T 02	%	2T 03/ 1T 03 %	2T 03/ 2T 02 %	Acumulado al 30-6-2003	%	Acumulado al 30-6-2002	%	Variación %
Ventas Netas	**226,972**	100.0	**173,176**	100.0	**191,388**	100.0	31.1	18.6	400,148	100.0	391,745	100.0	2.1
Costo de Ventas	-174,256	-76.8	-131,754	-76.1	-145,699	-76.1	32.3	19.6	-306,010	-76.5	-298,099	-76.1	2.7
Utilidad en ventas	52,716	23.2	41,422	23.9	45,689	23.9	27.3	15.4	94,138	23.5	93,646	23.9	0.5
Otros ingresos operacionales	0	0.0	1,882	1.1	1,410	0.7	n/a	-100.0	1,882	0.5	1,410	0.4	33.4
Utilidad Bruta	52,716	23.2	43,304	25.0	47,099	24.6	21.7	11.9	96,020	24.0	95,056	24.3	1.0
Gastos de Venta y Administración	-34,438	-15.2	-31,854	-18.4	-33,745	-17.6	8.1	2.1	-66,292	-16.6	-68,800	-17.6	-3.6
Utilidad en operaciones	**18,279**	8.1	**11,449**	6.6	**13,354**	7.0	59.6	36.9	**29,728**	7.4	**26,257**	6.7	13.2
Ingresos Financieros	4,100	1.8	3,566	2.1	6,985	3.6	15.0	-41.3	7,666	1.9	12,451	3.2	-38.4
Gastos Financieros	-7,815	-3.4	-7,942	-4.6	-10,673	-5.6	-1.6	-26.8	-15,757	-3.9	-22,825	-5.8	-31.0
Otros Ingresos (Egresos), neto	2,596	1.1	-498	-0.3	499	0.3	n/a	420.0	2,098	0.5	1,352	0.3	55.2
Utilidad antes de Resultado por exposición a la inflación	**17,160**	7.6	**6,575**	3.8	**10,166**	5.3	161.0	68.8	**23,735**	5.9	**17,235**	4.4	37.7
Ganancia (Pérdida) por Exposición a la Inflación	-121	-0.1	5,885	3.4	-4,040	-2.1	n/a	n/a	5,764	1.4	-5,782	-1.5	n/a
Utilidad (pérdida) antes de Participaciones Impuesto a la Renta e interes minoritario	**17,040**	7.5	**12,459**	7.2	**6,125**	3.2	36.8	178.2	**29,499**	7.4	**11,454**	2.9	157.6
Participaciones	-1,433	-0.6	-1,188	-0.7	-430	-0.2	20.7	233.3	-2,621	-0.7	-967	-0.2	171.0
Utilidad (pérdida) antes de Impuesto a la Renta e interes minoritario	**15,607**	6.9	11,271	6.5	5,695	3.0	38.5	174.0	26,878	6.7	10,487	2.7	156.3
Impuesto a la Renta	-4,721	-2.1	-3,905	-2.3	-1,304	-0.7	20.9	261.9	-8,626	-2.2	-2,926	-0.7	194.9
Interes minoritario	0	-	0	-	0	-	n/a	n/a	0	-	0	-	n/a
Utilidad (pérdida) neta antes de Gastos extraordinarios	**10,886**	4.8	**7,366**	4.3	**4,391**	2.3	47.8	147.9	**18,252**	4.6	**7,561**	1.9	141.4
Gastos extraordinarios	-5,611	-2.5	-1,410	-0.8	-867		297.8	547.0	-7,021	-1.8	-1,088	-0.3	545.1
Utilidad neta	**5,275**	2.3	**5,956**	3.4	**3,524**	1.8	-11.4	49.7	**11,231**	2.8	**6,473**	1.7	73.5

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

200314:26~8712889.XLS

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Datos del Balance General (sin incluir Matreq-Ferreyros)
(En miles de soles constantes)

	30-06-03	31-03-03	31-12-02	Variación % 30/6/03 31/3/03	Variación % 30/6/03 31/12/02
Caja y bancos	28,255	38,250	34,820	-26.1	-18.9
Cuentas por cobrar comerciales	66,114	60,188	50,691	9.8	30.4
Cuentas por cobrar no comerciales	46,819	53,098	43,196	-11.8	8.4
Inventarios	231,819	236,222	253,278	-1.9	-8.5
Otros activos corrientes	9,814	9,088	6,217	8.0	57.9
Activo Corriente	**382,821**	**396,845**	**388,202**	-3.5	-1.4
Cuentas por cobrar comerciales a largo plazo	33,707	23,808	29,680	41.6	13.6
Inmueble, maquinaria y equipo					
Equipo de alquiler	104,374	98,133	96,123	6.4	8.6
Otros activos fijos	320,443	306,290	310,126	4.6	3.3
	424,817	404,423	406,249	5.0	4.6
Depreciación *acumulada*	-165,978	-161,429	-156,275	2.8	6.2
Inmueble, maquinaria y equipo, neto	258,839	242,994	249,974	6.5	3.5
Inversiones	41,789	61,177	60,878	-31.7	-31.4
Otros activos no corrientes	5,267	21,206	22,007	-75.2	-76.1
Activo no Corriente	**339,602**	**349,184**	**362,538**	-2.7	-6.3
Total Activo	**722,423**	**746,030**	**750,740**	-3.2	-3.8
Deuda de corto plazo	217,291	256,001	263,221	-15.1	-17.4
Otros pasivos corrientes	36,555	41,381	32,721	-11.7	11.7
Pasivo corriente	**253,846**	**297,383**	**295,942**	-14.6	-14.2
Deuda de largo plazo	213,737	196,876	208,599	8.6	2.5
Total Pasivo	**467,583**	**494,259**	**504,541**	-5.4	-7.3
Ganancias diferidas	5,869	8,124	5,811	-27.8	1.0
Interes minoritario	0	0	0		
Patrimonio	**248,971**	**243,647**	**240,388**	2.2	3.6
Total Pasivo y Patrimonio	**722,423**	**746,030**	**750,740**	-3.2	-3.8
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	16,501	8,962	38,625		
UAIDA	**55,993**	**22,649**	**112,244**		
Ratios Financieros					
Ratio corriente	1.51	1.33	1.31		
Apalancamiento Financiero	1.73	1.86	1.96		
Valor contable por acción	1.54	1.51	1.49		

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

ANEXO 3

.A Y SUBSIDIARIAS

r Area de Operaciones (sin incluir Matreq Ferreyros)

onstantes)

	2T 03	%	1T 03	%	2T 02	%	2T 03/ 1T 03 %	2T 03/ 2T 02 %	Acumulado al 30-6-03	%	Acumulado al 30-6-02	%	Variación %
	36,888	16.3	8,028	4.6	6,284	3.3	359.5	487.0	44,916	11.2	19,885	5.1	125.9
	28,126	12.4	23,863	13.8	38,399	20.1	17.9	-26.8	51,989	13.0	74,622	19.0	-30.3
	65,014	28.6	**31,891**	18.4	**44,683**	23.3	103.9	45.5	96,905	24.2	94,507	24.1	2.5
	6,576	2.9	6,149	3.6	8,477	4.4	7.0	-22.4	12,725	3.2	17,185	4.4	-26.0
	2,905	1.3	3,518	2.0	-2,389	-1.2	-17.4	-221.6	6,423	1.6	602	0.2	966.5
	74,495	32.8	**41,558**	24.0	**50,772**	26.5	79.3	46.7	**116,053**	29.0	**112,295**	28.7	3.3
ervicios	117,119	51.6	111,254	64.2	116,437	60.8	5.3	0.6	228,373	57.1	230,528	58.8	-0.9
	9,371	4.1	7,303	4.2	8,726	4.6	28.3	7.4	16,674	4.2	13,969	3.6	19.4
das	9,580	4.2	4,426	2.6	3,544	1.9	116.5	170.3	14,006	3.5	13,510	3.4	3.7
le subsidiarias	16,406	7.2	8,636	5.0	11,909	6.2	90.0	37.8	25,042	6.3	21,443	5.5	16.8
	226,972	100.0	**173,176**	100.0	**191,388**	100.0	31.1	18.6	**400,148**	100.0	**391,745**	100.0	2.1

	Acumulado al 30-6-2003
	66.6%
	7.4%
y petróleo	6.7%
	3.1%
	3.0%
	1.8%
	1.5%
	9.8%
	100.0%

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

214:27; 8712889.XLS

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del Pasivo al 30 de junio del 2003
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	2,668	861	425	1,382
Papeles Comerciales	5,914	5,914		
Proveedores:				
Caterpillar	48,141	46,477	1,028	636
Otros	18,111	16,977	401	733
Bonos corporativos	25,000			25,000
Caterpillar Financial Services	34,810	-	1,001	33,809
Total	134,644	70,229	2,855	61,560

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

03 AUG 18 AM 7:21

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual y Consolidada

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2003	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A. Y SUBSIDIARIAS**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1004	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Junio del año 2003 y 31 de Diciembre del año 2002
(En miles de nuevos soles)

Activo	Notas	Al 30 de Junio 2003	Al 31 de Diciembre 2002
Activo Corriente			
Caja y Bancos	0	28,257	34,818
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	66,114	62,146
Cuentas por Cobrar a Vinculadas	0	0	0
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	46,819	42,446
Existencias (neto de provisión acumulada)	3	231,819	267,559
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	9,813	4,844
Total Activo Corriente		382,822	411,813
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	0	33,707	26,950
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	41,789	41,399
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	0
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	258,839	272,913
Activos Intangibles (neto de amortización y desvalorización acumulada)	0	638	18,134
Impuesto a la Renta y Participaciones Diferidos Activo	0	4,628	3,673
Crédito Mercantil	0	0	0
Otros Activos	0	0	0
Total Activo No Corriente		339,601	363,069
TOTAL ACTIVO		722,423	774,882

Pasivo y Patrimonio	Notas	Al 30 de Junio 2003	Al 31 de Diciembre 2002	Codigo
Pasivo Corriente				
Sobregiros Bancarios	0	534	0	1D0306
Préstamos Bancarios	0	23,615	28,332	1D0307
Cuentas por Pagar Comerciales	0	183,230	208,124	1D0302
Cuentas por Pagar a Vinculadas	0	0	0	1D0303
Otras Cuentas por Pagar	0	36,555	34,332	1D0304
Parte Corriente de las Deudas a Largo Plazo	0	9,912	43,746	1D0305
Pasivos por Instrumentos Financieros Derivados	0	0	0	1D0308
Total Pasivo Corriente		253,846	314,534	1D03ST
Pasivo No Corriente				
Deudas a largo plazo	0	213,737	214,609	1D0401
Cuentas por pagar a vinculadas	0	0	0	1D0402
Pasivos por Instrumentos Financieros Derivados	0	0	0	1D0405
Ingresos Diferidos (netos)	0	5,869	5,684	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0	1D0404
Total Pasivo No Corriente		219,606	220,293	1D04ST
Total Pasivo		473,452	534,827	1D040T
Contingencias	6			1D0501
Interés minoritario	0	0	0	1D0502
Patrimonio Neto				
Capital	0	226,402	181,786	1D0701
Capital adicional	0	0	40,785	1D0702
Acciones de Inversión	0	0	0	1D0703
Resultados no realizados	0	0	0	1D0708
Excedente de Revaluación	0	10,252	11,582	1D0704
Reservas Legales	0	4,868	3,803	1D0705
Otras Reservas	0	0	0	1D0706
Resultados Acumulados	0	7,449	2,099	1D0707
Efecto acumulado por reexpresión a moneda extranjera	0	0	0	1D0709
Total Patrimonio Neto		248,971	240,055	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		722,423	774,882	1D070T

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2003 y 2002
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2003	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2002	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2003	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2002
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	0	224,505	166,639	403,463	340,251
2D0102	Otros Ingresos Operacionales	0	393	6,858	3,188	13,028
2D01ST	**Total de Ingresos Brutos**		**224,898**	**173,497**	**406,651**	**353,279**
2D0201	Costo de Ventas (Operacionales)	0	-172,169	-123,020	-308,722	-250,954
2D0202	Otros costos operacionales	0	0	0	0	0
2D0203	**Total Costos Operacionales**		-172,169	-123,020	-308,722	-250,954
2D02ST	**Utilidad Bruta**		**52,729**	**50,477**	**97,929**	**102,325**
	Gastos Operacionales					
2D0302	Gastos de Ventas	0	-19,904	-17,548	-37,330	-38,024
2D0301	Gastos de Administración	0	-14,549	-18,072	-30,634	-34,819
2D0303	Provisión por perdidas por desvalorización de activos	0	0	0	0	0
2D03ST	**Utilidad Operativa**		**18,276**	**14,857**	**29,965**	**29,482**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros	0	4,100	6,949	7,718	12,703
2D0402	Gastos Financieros	0	-7,820	-11,240	-16,441	-24,142
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	0	0	0	0
2D0407	Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
2D0403	Otros Ingresos	0	2,634	0	3,101	331
2D0404	Otros Gastos	0	0	-95	0	0
2D0408	Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
2D0405	Resultado por Exposición a la Inflación	0	-154	-4,744	5,156	-7,180
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**17,036**	**5,727**	**29,499**	**11,194**
2D0501	Participación de los trabajadores corrientes y diferidos	0	-1,433	-430	-2,621	-867
2D0502	Impuesto a la Renta corriente y diferido	0	-4,720	-1,304	-8,626	-2,926
2D05ST	**Resultado antes de Gastos Extraordinarios**		**10,883**	**3,993**	**18,252**	**7,301**
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	-5,611	-867	-7,021	-1,088
2D06ST	**Resultado antes de Interes Minoritario**		**5,272**	**3,126**	**11,231**	**6,213**
2D0701	Interés Minoritario	0	0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**5,272**	**3,126**	**11,231**	**6,213**
2D0801	Dividendos de acciones Preferentes	0	0	0	0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**5,272**	**3,126**	**11,231**	**6,213**
2D0901	Utilidad (pérdida) básica por acción común	7	0.032000	0.019000	0.069000	0.038000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
2D0903	Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2003 y 2002
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2003 al 30 de Junio de 2003	Del 1 de Enero de 2002 al 30 de Junio de 2002
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales	0	383,030	399,715
3D0110	Honorarios y comisiones	0	2,598	6,383
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)	0	0	0
3D0111	Dividendos (no incluidos en la actividad de inversión)	0	0	0
3D0112	Regalías	0	0	0
3D0104	Otros cobros de efectivo relativos a la actividad	0	3,424	6,385
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios	0	-328,623	-164,929
3D0105	Remuneraciones y beneficios sociales	0	-46,045	-44,099
3D0106	Tributos	0	-8,335	-5,310
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
3D0113	Regalías	0	0	0
3D0108	Otros Pagos de efectivo relativos a la actividad	0	-11,734	-12,564
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**-5,685**	**185,581**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes	0	17,023	0
3D0209	Prestamos a vinculadas	0	0	0
3D0202	Venta de inmuebles, maquinaria y equipo	0	1,310	3,056
3D0203	Venta de activos intangibles	0	17,115	0
3D0210	Intereses y rendimientos	0	0	0
3D0211	Dividendos	0	14	0
3D0204	Otros cobros de efectivo relativos a la actividad	0	0	0
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes	0	0	0
3D0212	Prestamos otorgados a vinculadas	0	0	0
3D0206	Compra de inmuebles, maquinaria y equipo	0	-4,144	-6,478
3D0207	Compra y desarrollo de activos intangibles	0	0	0
3D0208	Otros pagos de efectivo relativos a la actividad	0	0	-143
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**31,318**	**-3,565**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios	0	0	0
3D0308	Aumento de prestamos bancarios	0	1,739	579
3D0301	Emisión de acciones o nuevos aportes	0	0	0
3D0309	Venta de acciones en tesorería	0	0	0
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	59,556	97,644
3D0303	Otros cobros de efectivo relativos a la actividad	0	0	0
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios	0	-464	0
3D0313	Amortización o pago de préstamos bancarios	0	0	0
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-80,087	-243,031
3D0310	Recompra de acciones propias (acciones en tesorería)	0	0	0
3D0311	Intereses y rendimientos	0	0	0
3D0305	Dividendos	0	-2,490	-16
3D0306	Otros pagos de efectivo relativos a la actividad.	0	-16,234	-26,401
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**		**-37,980**	**-171,225**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**-12,347**	**10,791**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	34,818	32,358
3D0403	Resultado por Exposición a la Inflación	0	5,786	-7,187
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**28,257**	**35,962**


ferreyros s.a.a.

ferreyros s.a.a.

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2003 y 2002
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2003 al 30 de Junio de 2003	Del 1 de Enero de 2002 al 30 de Junio de 2002
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio	0	11,231	6,213
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
3D0609	Provisión de cuentas de cobranza dudosa	0	8,253	6,188
3D0610	Provisión por desvalorización de existencias	0	9,983	989
3D0611	Provisión por fluctuación del valor de los valores e inversiones	0	0	0
3D0612	Depreciación del ejercicio	0	15,971	18,638
3D0613	Provisión por pérdida en el valor de uso de los activos	0	0	0
3D0614	Amortización y castigo de activos intangibles	0	530	1,022
3D0615	Provisión para protección del medio ambiente	0	0	0
3D0616	Amortización de otros activos	0	0	0
3D0604	Provisiones diversas	0	0	0
3D0606	Pérdida en venta de valores e inversiones permanentes	0	687	0
3D0617	Pérdida en venta de inversiones en inmuebles	0	226	0
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
3D0618	Pérdida en venta de activos intangibles	0	0	0
3D0619	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
3D0620	Impuesto a la renta y participación de los trabajadores diferidos	0	0	1,258
3D0621	Efecto acumulado por cambios en las políticas contables	0	0	0
3D0607	Pérdida por activos monetarios no corrientes	0	0	0
3D0608	Otros	0	16,559	22,369
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
3D0703	Utilidad en venta de valores e inversiones permanentes	0	0	0
3D0706	Utilidad en venta de inversiones en inmuebles	0	0	0
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo	0	0	-132
3D0707	Utilidad en venta de activos intangibles	0	0	0
3D0704	Resultado por Exposición a la Inflación	0	-5,786	7,187
3D0708	Impuesto a la renta y participación de los trabajadores diferidos	0	-956	0
3D0705	Ganancia por pasivos monetarios no corrientes	0	0	0
3D0709	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0710	Efecto acumulado por cambios en las políticas contables	0	0	0
3D0711	Otros	0	-11,159	
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-14,104	5,335
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0		
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	0	-5,211	-2,740
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0		
3D0804	(Aumento) Disminución en Existencias	0	8,520	33,866
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	0	-5,403	-6,027
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-19,200	85,881
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0		
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	0	-15,826	5,534
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0		
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		-5,685	185,581
	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores	0	0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
3D0903	Compensación de pasivos corrientes	0	0	0
3D0904	Compensación de pasivos no corrientes	0	0	0
3D0905	Capitalización de acreencias u obligaciones	0	0	0
3D0906	Revaluación de activos	0	0	0
3D0907	Aportes de capital en bienes	0	0	0


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ferreyros s.a.a.

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2003 y 2002
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
Saldos al 1ero. de enero de 2002	176,989	45,582	0	0	11,582	5,446	0	-7,983	0	231,616
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0	0	0
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	4,797	-4,797	0	0	0	0	0	0	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	6,213	0	6,213
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
Saldos al 30 de Junio de 2002	**181,786**	**40,785**	**0**	**0**	**11,582**	**5,446**	**0**	**-1,770**	**0**	**237,829**
Saldos al 1ero. de enero de 2003	181,786	40,785	0	0	11,582	3,803	0	2,099	0	**240,055**
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	-2,475	0	-2,475
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	44,616	-40,785	0	0	-1,330	0	0	-2,501	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	11,231	0	11,231
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,065	0	-905	0	160
Saldos al 30 de Junio de 2003	**226,402**	**0**	**0**	**0**	**10,252**	**4,868**	**0**	**7,449**	**0**	**248,971**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2003
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	*Ingresar el dato sin decimales*	161850384
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	*Ingresar el dato sin decimales*	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	76505
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	11776
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	398
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	460
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	165978
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	20701
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18815

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 30 de Junio	Al 31 de Diciembre
Total Activo **IGUAL a:**	722,423	774,882
- Total Pasivo+Patrimonio	722,423	774,882
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2003	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2002	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	403,463		340,251	
Otros Ingresos Operacionales	3,188		13,028	
Ingresos Financieros	7,718		12,703	
Otros Ingresos	3,101		331	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-308,722		-250,954	
Otros costos operacionales	0		0	
Gastos de Administración	-30,634		-34,819	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-37,330		-38,024	
Gastos Financieros	-16,441		-24,142	
Otros Gastos	0		0	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	-7,021		-1,088	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresion a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	181,786	40,785	0	0	11,582	3,803	0	2,099	0
Saldos del Balance General del periodo anterior	181,786	40,785	0	0	11,582	3,803	0	2,099	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	226,402	0	0	0	10,252	4,868	0	7,449	0
Saldos del Balance General del periodo actual	226,402	0	0	0	10,252	4,868	0	7,449	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2003	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2002
Utilidad (Perdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	11,231	6,213
Utilidad (Perdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	11,231	6,213
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual **IGUAL a:**	34,818
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	34,818
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	28,257
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	28,257
Consistencia :==>	

Conciliacion del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2003 al 30 de Junio de 2003	Del 1 de Enero de 2002 al 30 de Junio de 2002
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	11,231	6,213
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	11,231	6,213
Consistencia: ==>		
	Del 1 de Enero de 2003 al 30 de Junio de 2003	Del 1 de Enero de 2002 al 30 de Junio de 2002
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	-5,685	185,581
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	-5,685	185,581
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR EL PERIODO TERMINADO EL 30 DE JUNIO DEL 2003

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Índices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el período terminado el 30 de junio del 2003, ha sido 0.4 %.

2) PRINCIPIO DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus Subsidiarias, después de eliminar los saldos y las transacciones de importancia entre las compañías del grupo que se detallan a continuación:

	Porcentaje de propiedad
Orvisa Sociedad Anónima	100.0%
Motorindustria S.A.	100.0%
Fiansa S.A.	100.0%
Unimaq S.A.	100.0%
Depósitos Efe S.A.	100.0%
Domingo Rodas S.A.	100.0%
Heavy Machinery Services Limited	100.0%

El 1° de abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A., una empresa constituida en la República de Bolivia.



ferreyros s.a.a.

3) REDUCCION DEL VALOR DE LAS EXISTENCIAS A SU VALOR NETO REALIZABLE

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	S/.000
Saldo inicial	13,962
Adiciones del periodo	9,983
Reversión de provisiones	-8,577
Castigos	-3,592
Saldo final	11,776

4) INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferen-cias	Otros cambios (*)	Saldos Finales
Costo:			(miles de nuevos soles)			
Terrenos	61,553	33	-1,481		-11,303	48,802
Edificios y otras construcciones	94,510	447	-242		-6,893	87,822
Instalaciones	16,857	75		4	0	16,936
Maquinaria y equipo	121,751	2,565	-2,905	2,217	-3,746	119,882
Maquinaria y equipo - flota de alquiler	93,590	16,250	0	331	-5,797	104,374
Unidades de transporte	9,088	226	-217	-224	-618	8,255
Unidades de transporte - flota de alquiler	8,359			-303	0	8,056
Muebles y enseres	27,251	919	-203	-4	-922	27,041
Trabajos en curso	3,696	186	0	-233	0	3,649
	436,655	20,701	-5,048	1,788	-29,279	424,817
Depreciación acumulada:						
Edificios y otras construcciones	24,510	1,384	-99		-1,628	24,167
Instalaciones	9,005	696			0	9,701
Maquinaria y equipo	69,453	7,335	-1,631	-534	-3,362	71,261
Maquinaria y equipo - flota de alquiler	29,894	4,939	0	-3,135	-1,356	30,342
Unidades de transporte	7,576	348	-215	-512	-335	6,862
Unidades de transporte - flota de alquiler	2,325	200		-16	0	2,509
Muebles y enseres	20,979	1,069	-241	-4	-667	21,136
	163,742	15,971	-2,186	-4,197	-7,348	165,978
Costo neto	272,913					258,839

(*) Incluye costo y depreciación acumulada correspondiente a los saldos iniciales de Matreq Ferreyros S.A., subsidiaria vendida en el mes de abril del 2003 (Nota 2).

5) DEUDA POR TITULOS EMITIDOS

Durante el primer semestre del 2003, la Compañía emitió y colocó a través de la Bolsa de Valores de Lima Bonos Corporativos e instrumentos financieros denominados papeles comerciales. Al 30 de junio del 2003, las obligaciones por estos conceptos son las siguientes

Concepto	Fecha emisión	Fecha redención	Importe pendiente de pago	Precio de colocación %
			U.S.$ 000	
Papeles comerciales:				
Tercera emisión del primer programa de instrumentos de corto plazo Ferreyros-serie A	16/01/2003	15/07/2003	3,000	98.50 (a)
Papeles comerciales: Tercera emisión del primer programa de instrumentos de corto plazo Ferreyros-serie B	16/01/2003	11/01/2004	3,000	96.3125 (a)
Total papeles comerciales			6,000	
Bonos corporativos:				
Cuarta emisión de Bonos Ferreyros-serie A	29/08/2002	29/08/2005	15,000	A la par
Cuarta emisión de Bonos Ferreyros-serie B	07/04/2003	07/04/2006	10,000	A la par
Total bonos corporativos			25,000	

(a) Bajo la par.

6) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2003, la compañía tiene las siguientes contingencias tributarias:

a) En el mes de noviembre del enero del 2001, la Compañía presento un recurso de reclamación al Tribunal Fiscal en relación a una Resolución de Sunat por la cual fija en casi un millón de soles más la suma de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario.


Ferreyros s.a.a.

Ferreyros s.a.a.

En el mes de febrero del 2003, el Tribunal Fiscal resolvió declarar nula e insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley 27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento.

b) Como resultado de la revisión efectuada por la Sunat del ejercicio 2000:

- En el mes de febrero del 2003, la Compañía recibió una Resolución de Multa por S/. 1.7 millones, que incluía intereses por S/. 0.5 millón, por supuesto tributo omitido en el pago de regularización del impuesto a la renta correspondiente al ejercicio 2000. La Compañía presentó un recurso de reclamación contra dicha Resolución ante la Administración Tributaria, la cual resolvió declarándolo infundado. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

- En el mes de abril del 2003, la Compañía recibió acotaciones tributarias por Impuesto a la Renta e Impuesto General a las Ventas por S/. 2.0 millones y S/. 1.0 millón, respectivamente, incluidos multas e intereses. La Compañía ha presentado ante el Tribunal Fiscal un recurso de reclamación contra dichas resoluciones.

Por otra parte, al 30 de junio del 2003, la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros US $1.6 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final seria favorable a la Compañía.

Adicionalmente, la Compañía tiene los siguientes compromisos:

a) Avales por US$ 3.4 millones, que garantizan operaciones de compra de terceros.
b) Fianzas bancarias a favor de entidades financieras por US$ 4.5 millones que garantizan transacciones diversas.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

7) UTILIDAD POR ACCION

La utilidad por acción básica por cada acción común ha sido determinada de la siguiente manera:

		Trimestres terminados el		Periodos terminados el	
		30-06-03	30-06-02	30-06-03	30-06-02
Utilidad neta	S/.	5,272,000	3,126,000	11,231,000	6,213,000
Promedio ponderado del Número de acciones		161,850,384	161,850,384	161,850,384	161,850,384
Utilidad neta por acción	S/.	0.033	0.019	0.069	0.038

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida, la misma que se determina cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes.

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915